EXHIBIT 99.1

Northern Dynasty: Alaska Governor Asks Trump to Prioritize Alaska-Specific Executive Order to Simplify Permitting

December 20, 2024 VANCOUVER – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company")and 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) advise that Alaska Governor Mike Dunleavy recently sent a report entitled “Alaska Priorities for Federal Transition” to President-elect Donald Trump along with a letter, asking that the President-elect issue an Alaska-specific Executive Order on his first day in office reversing several unfriendly resource extraction initiatives put in place by the Biden Administration.

Included in the document are many recommendations including, but not limited to, simplification of the Clean Water Act regulations consistent with the Supreme Court Sackett decision on the definition of Waters of the United States, the requirement for State Approval for 404 (c) vetoes under certain conditions, and that changes be made to compensatory mitigation requirements to account for Alaska’s unique characteristics.

“We would like to say we are in agreement with all of the Governor’s requests as they will enhance the permitting process, which will allow an unbiased science and fact-based regulatory oversight and process, helping the U.S. to achieve security of supply of critical metals from American/Alaskan sources. In particular, we see that a number of the requests relate to the Clean Water Act regulations as set out above (Sacket decision), and to several of the findings and directions within the Remand Order issued by US Army Corps of Engineers Administrative Appeal of our Record of Decision denial,” said Ron Thiessen, Northern Dynasty President and CEO. “The recommendations would empower the State’s right to direct and oversee the permitting process, particularly on State lands, reduce agency overreach and duplication of work among federal agencies, simplify the permitting process and help unlock the State’s vast critical mineral potential for the benefit of all Americans.”

The full report can be found at the following link: https://gov.alaska.gov/dunleavy-administration-submits-transition-report-to-trump-transition-hq/.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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